                                                                      EXHIBIT 12


                       THE WASHINGTON WATER POWER COMPANY

            Computation of Ratio of Earnings to Fixed Charges and
                      Preferred Dividend Requirements(1)
                                  Consolidated
                             (Thousands of Dollars)



                                     12 Mos. Ended          Years Ended December 31
                                     September 30  -------------------------------------------
                                         1994        1993        1992        1991       1990
                                       --------    --------    --------    --------   --------
Fixed charges, as defined:
    Interest on long-term debt         $48,430     $47,129     $51,727     $52,801     $56,202
    Amortization of debt expense
      and premium - net                  3,593       3,004       1,814       1,751       1,558
    Interest portion of rentals          1,053         924       1,105       1,018       1,012
                                       -------     -------     -------     -------     -------
        Total fixed charges            $53,076     $51,057     $54,646     $55,570     $58,772
                                       =======     =======     =======     =======     =======


Earnings, as defined:
    Net income from continuing ops.    $74,076     $82,776     $72,267     $70,631     $72,147
    Add (deduct):
      Income tax expense                43,112      42,503      41,330      38,086      33,150
      Total fixed charges above         53,076      51,057      54,646      55,570      58,772
                                      --------    --------    --------    --------    --------
        Total earnings                $170,264    $176,336    $168,243    $164,287    $164,069
                                      ========    ========    ========    ========    ========


Ratio of earnings to fixed charges        3.21        3.45        3.08        2.96        2.79


Fixed charges and preferred
  dividend requirements:
    Fixed charges above                $53,076     $51,057     $54,646     $55,570     $58,772
    Preferred dividend requirements(2)  13,415      12,615      10,716      14,302      12,287
                                       -------     -------     -------     -------     -------
        Total                          $66,491     $63,672     $65,362     $69,872     $71,059
                                       =======     =======     =======     =======     =======


Ratio of earnings to fixed charges
  and preferred dividend requirements     2.56        2.77        2.57        2.35        2.31



(1) Calculations have been restated to reflect the results from continuing operations (ie. excluding discontinued coal mining operations).
(2) Preferred dividend requirements have been grossed up to their pre-tax level.